Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI reports strong fourth quarter and Fiscal 2021 results;

EPS up 44.8% in Q4 and 28.8% in F2021

F2021 performance highlights

•	Revenue of $12.13 billion, up 1.1% year-over-year in constant currency;
•	Adjusted EBIT of $1.95 billion, up 4.8% year-over-year;
•	Adjusted EBIT margin improved by 78 basis points to 16.1%;
•	Net earnings of $1.37 billion, for a margin of 11.3%;
•	Diluted EPS of $5.41, up 28.8% year-over-year;
•	Net earnings excluding specific items* of $1.37 billion, up 5.8% year-over-year;
•	Diluted EPS excluding specific items* of $5.43 up from $4.89 last year;
•	Cash from operating activities of $2.12 billion, up 9.1% year-over-year;
•	Bookings of $13.84 billion, for a book-to-bill of 114.2%.

Q4-F2021 performance highlights

•	Revenue of $3.01 billion, up 2.8% year-over-year or 6.4% year-over-year in constant currency;
•	Adjusted EBIT of $493.3 million, up 7.8% year-over-year;
•	Adjusted EBIT margin improved by 76 basis points to 16.4%;
•	Net earnings of $345.9 million, for a margin of 11.5%;
•	Diluted EPS of $1.39, up 44.8% year-over-year;
•	Net earnings excluding specific items* of $346.9 million and diluted EPS of $1.40;
•	Cash from operating activities of $526.9 million, up 7.1% year-over-year;
•	Bookings of $2.92 billion, for a book-to-bill of 97.1%;
•	Backlog of $23.06 billion or 1.9x of annual revenue.

*Specific items in Q4-F2021 include: $0.9 million in acquisition-related and integration costs, net of tax; Specific items in Q4-F2020 include: $4.1 million in acquisition-related and integration costs as well as $62.4 million of restructuring costs, both net of tax. Specific items in F2021 include: $5.8 million in acquisition-related and integration costs net of tax; Specific items in F2020 include: $62.1 million in acquisition-related and integration costs as well as $120.1 million of restructuring costs, both net of tax.

Note: All figures in Canadian dollars. F2021 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the F2021 MD&A – click here (PDF)

Montréal, Quebec, November 10, 2021 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2021 fourth quarter results this morning.

“CGI ended fiscal 2021 in a strong position, with accelerating revenue growth and a robust book of business and balance sheet,” said President and Chief Executive Officer, George Schindler. “Looking to the year ahead, we will accelerate our investments in the talent and capabilities necessary to expand our services and global footprint in support of clients’ evolving digital transformations.”

Q4-F21 results

For the fourth quarter of F2021, the Company reported revenue of $3.01 billion representing a year-over-year increase of 2.8%, when including foreign currency fluctuations, up from $2.93 billion. On a constant currency basis, revenues grew by 6.4% year-over-year.

Adjusted EBIT was $493.3 million, up 7.8% year-over-year with an EBIT margin of 16.4% representing an improvement of 76 basis points from 15.6% in the same period last year.

On a GAAP basis, net earnings were $345.9 million, up 37.3% compared with the same period last year. Diluted earnings per share, as a result, were $1.39 compared to $0.96 last year.

Excluding acquisition-related, integration and restructuring costs, both net of tax, net earnings were $346.9 million, representing an increase of 8.9% or $28.5 million year-over-year and a margin of 11.5%. On the same basis, diluted earnings per share expanded by 14.8% to $1.40, up from $1.22 from the same period last year.

Bookings were $2.92 billion, representing a book-to-bill of 97.1%. As of September 30, 2021, the Company’s backlog stood at $23.06 billion or 1.9x annual revenue.

Cash provided by operating activities was $526.9 million, or 17.5% of revenue, representing an increase of 7.1% or $34.9 million compared with Q4-F2020.

In millions of Canadian dollars except earnings per share and where noted	Q4-F2021	Q4-F2020	F2021	F2020
Revenue	3,007.5	2,925.6	12,126.8	12,164.1
Growth	2.8%	(1.1)%	(0.3)%	0.4%
Constant currency growth	6.4%	(4.5)%	1.1%	(0.1)%
Adjusted EBIT	493.3	457.6	1,952.2	1,862.9
Margin	16.4%	15.6%	16.1%	15.3%
Net earnings	345.9	251.9	1,369.1	1,117.9
Margin	11.5%	8.6%	11.3%	9.2%
Net earnings excluding specific items*	346.9	318.4	1,374.9	1,300.1
Margin	11.5%	10.9%	11.3%	10.7%
Diluted earnings per share (diluted EPS)	1.39	0.96	5.41	4.20
Diluted earnings per share excluding specific items*	1.40	1.22	5.43	4.89
Weighted average number of outstanding shares (diluted)	248.2	261.8	253.1	266.1
Net finance costs	27.7	30.4	106.8	114.5
Net debt	2,535.9	2,777.9	2,535.9	2,777.9
Net debt to capitalization ratio	26.6%	27.7%	26.6%	27.7%
Cash provided by operating activities	526.9	492.0	2,115.9	1,938.6
Days sales outstanding (DSO)	45	47	45	47
Return on invested capital (ROIC)	14.9%	12.1%	14.9%	12.1%
Return on equity (ROE)	19.8%	16.0%	19.8%	16.0%
Bookings	2,920.8	3,474.1	13,842.9	11,847.7
Backlog	23,058.9	22,672.9	23,058.9	22,672.9

*Specific items in Q4-F2021 include: $0.9 million in acquisition-related and integration costs, net of tax; Specific items in Q4-F2020 include: $4.1 million in acquisition-related and integration costs as well as $62.4 million of restructuring costs, both net of tax. In F2021 include: $5.8 million in acquisition-related and integration costs net of tax; Specific items in F2020 include: $62.1 million in acquisition-related and integration costs as well as $120.1 million of restructuring costs, both net of tax.

Fiscal 2021 full-year results

Revenue of $12.13 billion, representing a decrease of 0.3% year-over-year. On a constant currency basis, revenue was up 1.1% year-over-year.

Adjusted EBIT was $1.95 billion, an increase of $89.3 million compared to F2020. EBIT margin was 16.1%, an improvement of 78 basis points from 15.3% in the same period last year.

Net earnings were $1.37 billion, up 22.5% or $251.2 million compared with the same period last year. Diluted earnings per share, as a result, were $5.41, up from $4.20 in the same period last year.

Excluding acquisition-related, integration and restructuring costs, net earnings were $1.37 billion, representing a margin of 11.3%. On the same basis, diluted earnings per share increased by 11.0% to $5.43, up from $4.89 from the same period last year.

Bookings were $13.84 billion, representing a book-to-bill of 114.2%.

Cash provided by operating activities was $2.12 billion, or 17.4% of revenue, representing an increase of $177.3 million compared to F2020.

As of September 30, 2021, net debt stood at $2.54 billion, down from $2.78 billion last year. The net debt-to-capitalization ratio stood at 26.6% at the end of F2021.

With cash of $1.7 billion on hand at the end of September 2021, and a fully available revolving credit facility, the Company has $3.2 billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

Q4-F2021 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialling 1-888-440-2167 or 1-438-803-0559 Conference ID: 8986313 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 80,000 consultants and other professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2021 reported revenue is $12.13 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings margin, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3, 4 and 5 of our F2021 MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, other external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 10.1.1. of our annual and quarterly MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Maher Yaghi

Vice-President, Investor Relations

maher.yaghi@cgi.com

+1 514-415-3651